SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated August 12, 2004


                              --------------------

                                    HEAD N.V.

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F: |X|            Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes: |_|            No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                         Yes: |_|            No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                         Yes: |_|            No: |X|


Enclosures:   HEAD N.V. Quarterly Report for the period ended June 30, 2004

                                    HEAD N.V.
                                QUARTERLY REPORT
                              For the Period Ended
                                  June 30, 2004

                                    HEAD N.V.

                                QUARTERLY REPORT
                       FOR THE PERIOD ENDED JUNE 30, 2004



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------

ITEM 1.       FINANCIAL STATEMENTS

              Condensed Consolidated Balance Sheet as of December 31, 2003 and Unaudited Condensed Consolidated Balance Sheet as of June 30, 2004

              Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2003 and 2004

              Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2003 and 2004

              Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and 2004

              Notes to the Unaudited Condensed Consolidated Financial Statements

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


         This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

          o    our ability to implement our business strategy;
          o    our liquidity and capital expenditures;
          o    our ability to obtain financing;
          o our ability to realize the cost savings we expect to achieve from our cost reduction program;
          o    competitive pressures and trends in the sporting goods industry;
          o    our ability to compete, including internationally;
          o    our ability to introduce new and innovative products;
          o cyclicality and economic condition of and anticipated trends in the industries we currently serve;
          o    legal proceedings and regulatory matters;
          o    our ability to fund our future capital needs, and
          o    general economic conditions.

         Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

                           PRESENTATION OF INFORMATION

         We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in U.S. dollars. In some cases, this report contains translations of euro amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Unless otherwise indicated, U.S. dollar amounts have been translated from euro amounts to U.S. dollars, based on the European Central Bank rates. On June 30, 2004, the rate was euro 0.822707 = $1. The table below shows the exchange rates, as expressed in euro per one U.S. dollar, for the period ended June 30, 2003, December 31, 2003 and June 30,2004.

                      June 30,    December 31,      June 30,
1 U.S.dollar =         2003           2003            2004
---------------------------------------------------------------
Euro                 0.875120      0.791766         0.922707

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET


                                   HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                                              December 31,           June 30,
                                                                                 2003                  2004
                                                                          -------------------- --------------------
                                                                                                    (unaudited)
                                                                                       (in thousands)
ASSETS
Cash and cash equivalents...............................................  $    41,312             $   73,425
Restricted cash.........................................................        2,842                  7,095
Accounts receivable, net of allowance for doubtful accounts of
   $15,822 and $15,903, respectively....................................      195,998                118,842
Inventories, net........................................................       78,644                120,972
Assets held for sale (see Note 11)......................................        2,556                  5,840
Prepaid expense and other current assets................................       17,764                 23,733
                                                                           ----------              ---------
   Total current assets.................................................      339,116                349,906
Marketable securities...................................................        2,826                  2,720
Property, plant and equipment, net......................................       76,694                 71,032
Intangible assets, net..................................................       20,236                 20,236
Deferred income taxes...................................................       92,060                 67,248
Other non-current assets................................................        6,653                  8,904
                                                                           ----------              ---------
   Total assets.........................................................  $   537,586             $  520,047
                                                                           ==========              =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable.......................................................   $    39,468             $   39,836
Accrued expenses and other current liabilities.........................        51,892                 46,382
Short-term borrowings..................................................        37,490                 35,893
Current portion of long-term borrowings................................         3,392                  2,740
                                                                           ----------               --------
   Total current liabilities...........................................       132,241                124,851
Long-term borrowings...................................................       143,951                184,877
Other long-term liabilities............................................        19,669                 18,476
                                                                           ----------               --------
   Total liabilities...................................................       295,861                328,204
Minority interest......................................................             9                      9
Commitments and contingencies

Stockholders' Equity:
Common stock and additional paid in capital, net of treasury stock
   0.20 EUR par value; 39,820,677 shares issued.......................        139,490                139,829
Retained earnings.....................................................         53,084                  7,954
Accumulated other comprehensive income................................          49,142                44,050
                                                                           ----------               --------
   Total stockholders' equity.........................................         241,716               191,834
                                                                           ----------               --------
   Total liabilities and stockholders' equity.........................    $    537,586             $ 520,047
                                                                           ===========              ========



               The accompanying notes are an integral part of the
                  condensed consolidated financial statements.

                                   HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 For the Three Months     For the Six Months Ended
                                                                                   Ended June 30,                June 30,
                                                                               ------------------------ ---------------------------
                                                                                   2003         2004         2003         2004
                                                                               ------------ ----------- -------------- ------------
                                                                                (unaudited) (unaudited)   (unaudited) ( unaudited)

                                                                                           (in thousands, except per share data)
REVENUES:
Product revenues ............................................................. $   76,735    $  80,190    $ 148,054   $  171,698
Licensing revenues ............................................................     2,450        3,011        4,731        5,902
                                                                                ---------     --------     --------    ---------
Total revenues ................................................................    79,185       83,201      152,785      177,600
Cost of sales .................................................................    50,458       50,234       97,306      108,086
                                                                                ---------     --------     --------    ---------
Gross profit ..................................................................    28,727       32,967       55,479       69,515
Selling and marketing expense .................................................    28,368       28,379       54,655       58,460
General and administrative expense (excluding non-cash
    compensation expense) .....................................................     9,340       10,197       17,998       20,902
Non-cash compensation expense .................................................       164          139          327          277
Restructuring costs (see Note 11) .............................................       (45)         981          485        1,252
                                                                                ---------     --------     --------    ---------
Operating loss ................................................................    (9,099)      (6,728)     (17,987)     (11,377)
Interest expense ..............................................................    (3,415)      (4,362)      (6,797)     (17,233)
Interest income ...............................................................       295          566          558          970
Foreign exchange gain .........................................................       316          387          313          466
Other income (expense), net ...................................................       (44)          39          (18)          33
                                                                                ---------     --------     --------    ---------
Loss from operations before income taxes ......................................   (11,948)     (10,097)     (23,931)     (27,140)
Income tax benefit (expense):
   Current ....................................................................    (1,147)        (627)      (1,544)      (1,288)
   Deferred ...................................................................     4,161      (20,011)       6,687      (16,701)
                                                                                ---------     --------     --------    ---------
Income tax benefit (expense) ..................................................     3,015      (20,638)       5,144      (17,990)
                                                                                ---------     --------     --------    ---------
Net loss $ ....................................................................    (8,934)   $ (30,735)   $ (18,787)  $  (45,129)
                                                                                =========     ========     ========    =========
Earnings per share, basic and diluted
   Net loss $ .................................................................     (0.25)       (0.84)       (0.51)       (1.24)
Weighted average shares outstanding
   Basic and diluted ..........................................................    36,433       36,201       36,489       36,180


   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
           CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                                For the Three Months
                                                                                                   Ended June 30,
                                                                                    -----------------------------------------
                                                                                          2003                 2004
                                                                                    ------------------    -------------------
                                                                                       (unaudited)          (unaudited)
                                                                                               (in thousands)
Net loss ......................................................................     $   (8,934)           $  (30,735)
Other comprehensive income:
     Unrealized gain on derivatives instruments
     (net of tax of $36 and $163, respectively)................................            424                   316
     Less: reclassification adjustment for derivative gains ....................          (515)                 (137)
           recorded in net loss (net of tax of $44
           and $71, respectively)
     Gain on repurchase of senior notes (see Note 9) ...........................            --                   665
     Foreign currency translation adjustment ...................................         7,793                   (13)
                                                                                    -----------           -----------
Total comprehensive loss .......................................................    $   (1,232)           $  (29,204)
                                                                                    ===========           ===========



                                                                                             For the Six Months
                                                                                               Ended June 30,
                                                                                    -----------------------------------------
                                                                                          2003                 2004
                                                                                    ------------------    -------------------
                                                                                       (unaudited)          (unaudited)
                                                                                                (in thousands)
Net loss .......................................................................    $   (18,787)          $  (45,129)
    Other comprehensive income:
         Unrealized gain (loss) on derivatives instruments
         (net of tax of $105 and $49, respectively).............................          1,112                  (95)
         Less: reclassification adjustment for derivative gains ................           (570)                (240)
               recorded in net loss (net of tax of $48
               and $124, respectively)
         Gain on repurchase of senior notes (see Note 9) .......................             --                  665
         Foreign currency translation adjustment ...............................         12,954               (5,421)
    Total comprehensive loss ...................................................    $    (5,291)          $  (50,220)



          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                 For the Six Months Ended June
                                                                             30,
                                                               ---------------------------------
                                                                      2003           2004
                                                               ----------------  ---------------
                                                                  (unaudited)      (unauditedl)
                                                                         (in thousands)
OPERATING ACTIVITIES:
   Net loss .................................................... $    (18,787) $   (45,129)
   Adjustments to reconcile net loss
     to net cash provided by operating activities:
     Depreciation and amortization ...............................      9,830       9,730
     Amortization of debt issuance cost (see Note 9) .............        611       3,456
     Provision for leaving indemnity and pension benefits ........         (2)       (466)
     Loss on sale of property, plant and equipment ...............         39         132
     Non-cash compensation expense ...............................        327         277
     Deferred tax (income) expense ...............................     (6,687)     16,701
   Changes in operating assets and liabilities: ................       53,693      72,197
     Accounts receivable
     Inventories .................................................    (33,077)    (45,471)
     Prepaid expense and other assets ............................       (390)     (1,439)
     Restructuring costs (see Note 11) ...........................       --        (4,742)
     Accounts payable, accrued expenses and other liabilities ....      5,015       2,260
                                                                  -----------   ---------
   Net cash provided by operating activities ...................       10,572       7,505
                                                                  -----------   ---------
INVESTING ACTIVITIES:                                                  (7,679)    (10,079)
   Purchase of property, plant and equipment
   Proceeds from sale of property, plant and equipment .........          236         389
   Repurchase of senior notes ..................................           --        (6,021)
   Sale (purchase) of marketable securities ....................          113          59
                                                                  -----------   ---------
   Net cash used for investing activities ......................       (7,330)    (15,652)
                                                                  -----------   ---------
FINANCING ACTIVITIES:                                                   3,620     (31,622)
     Change in short-term borrowings, net
     Proceeds from long-term debt ................................        413     168,377
     Payments on long-term debt ..................................     (1,611)    (89,584)
     Purchase of treasury stock ..................................       (533)         --
     Proceeds from exercised options .............................         --          61
     Change in restricted cash, net ..............................         --      (4,360)
                                                                  -----------   ---------
   Net cash provided by financing activities ...................        1,890      42,872
                                                                  -----------   ---------
   Effect of exchange rate changes on cash and cash equivalents         2,694      (2,613)
   Net increase in cash and cash equivalents ...................        7,827      32,113
   Cash and cash equivalents at beginning of period ............       37,598      41,312
                                                                  -----------   ---------
   Cash and cash equivalents at end of period ..................$      45,424  $   73,425
                                                                  ===========   =========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest ......................................$       6,180  $    7,164
   Cash paid for income taxes $ ................................$       1,043  $      736




   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding Unternehmensbeteiligung GmbH, a subsidiary of Head N.V., acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).


Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its yearly statutory financial statements in accordance with Dutch corporate regulations.

The condensed consolidated financial statements for the three and six months ended June 30, 2004 included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2003 has been derived from the audited financial statements as of that date, but does not include all disclosures required by generally accepted accounting principles. Head believes the disclosures included in the unaudited condensed consolidated financial statements when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on April 13, 2004 are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the periods presented. The result of operations for the three month and six month period ended June 30, 2004 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

Computation of Net Loss per Share

Net loss per share is computed under Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net loss per share to the extent such shares are dilutive.

The basic weighted average shares outstanding of 36,489 thousand and 36,180 thousand for June 30, 2003 and June 30, 2004, respectively, are equal to the diluted weighted average number of shares outstanding as the incremental effect of the following items is antidilutive:
                                                           For the Six Months
                                                              Ended June 30
                                                      --------------------------
                                                           2003          2004
                                                      ----------     -----------
                                                      (unaudited)    (unaudited)
                                                             (in thousands)
Incremental effect of stock options...................     1,283           1,281

Accounting for stock options

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.

In December 2003, the FASB revised FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and codified certain FASB Staff Positions
(FSPs) previously issued for FIN 46 in FASB Interpretation No. 46, Revised (FIN
46R). FIN 46 as originally issued and as revised by FIN46R, establishes consolidation criteria for entities for which control is not easily discernable under ARB 51. The adoption of FIN 46 and FIN 46R in 2003 did not have a material impact on our financial position or result of operations.

Note 3 - Inventories
Inventories consist of the following (in thousands):

                                                  December 31,   June 30,
                                                      2003         2004
                                                 ------------  -----------
                                                                (unaudited)

Raw materials and supplies..................... $    21,545   $   25,460
Work in progress...............................       9,388       13,975
Finished goods.................................      63,865       93,355
Provisions.....................................     (16,154)     (13,819)
                                                 -----------   ----------
   Total inventories, net...................... $    78,644   $  120,972

Note 4 - Financial Instruments

SFAS 133 requires that the Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as the fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded in equity, as a component of accumulated other comprehensive income
(AOCI), until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivatives designated as cash flow hedges, are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year.

The Company reclassified a gain from AOCI to earnings of $0.5 million and $0.1 million for the three months ended June 30, 2003 and 2004, respectively, and a gain of $0.6 million and $0.2 million for the six months ended June 30, 2003 and 2004, respectively, due to the realization of the underlying transaction.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.4 million and $0.3 million, net of tax, for the three months ended June 30, 2003 and 2004, respectively, and of $1.1 million and $0.1 million, net of tax, for the six months ended June 30, 2003 and 2004, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provisions of SFAS 133, the Company assesses, both at

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationships are highly effective in offsetting changes in fair values or cash flows of the hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

Note 5 - Shareholders' Equity

During the six months ended June 30, 2004, option holders exercised 189,738 options under our stock option Plan 1998 at an average price of $0.32 per share.

Due to the current economic environment the Company does not consider it prudent to pay a dividend.

Note 6 - Income Taxes

The Company had net operating loss carryforwards of approximately $394.5 million and $381.2 million as of December 31, 2003 and June 30, 2004, respectively.

In July 1996 the EC limited the utilization of certain net operating losses (approximately $65.5 million as of December 31, 2003). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

The Company's effective tax rate differed from the statutory tax rate in the Netherlands for the three and six months ended June 30, 2004, primarily due to a reduction of the Austrian income tax rate from 34% to 25% as of January 1st, 2005, which was resolved in May 2004 and led to a reduction of long-term deferred tax assets mainly on tax losses carried forward of $24.9 million and increased income tax expense.

Note 7 - Research and Development Expense

The Company incurred research and development expense in the amount of $3.8 million and $3.8 million for the three months ended June 30, 2003 and 2004, respectively. For the six months ended June 30, 2003 and 2004, research and development expense was $6.8 million and $7.8 million, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

Note 8 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects revenues and long-lived assets based on the location of the Company's subsidiaries.
                                                        For the Three Months
                                                            Ended June 30
                                                         2003          2004
                                                    ----------     -----------
                                                    (unaudited)    (unaudited)
                                                           (in thousands)
Revenues from External Customers:
Austria.............................................$   11,909     $    24,057
Italy...............................................    19,918          17,594
Germany.............................................     4,018              --
France..............................................     6,044           5,053
United Kingdom/Ireland..............................     6,464           5,951
North America.......................................    26,821          27,385
Other...............................................     4,011           3,163
                                                    ----------     -----------
    Total revenues..................................$   79,185     $    83,201
                                                    ==========     ===========

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

                                                        For the Six Months
                                                            Ended June 30
                                                         2003           2004
                                                      ----------     -----------
                                                      (unaudited)    (unaudited)
                                                             (in thousands)
Revenues from External Customers:
Austria.............................................$   24,286     $    61,752
Italy...............................................    30,121          31,515
Germany.............................................    12,911              --
France..............................................    10,245          11,050
United Kingdom/Ireland..............................    11,883          10,665
North America.......................................    52,869          54,899
Other...............................................    10,469           7,721
                                                    ----------     -----------
    Total revenues..................................$  152,785     $   177,600
                                                    ==========     ===========

                                                    December 31,      June 30,
                                                         2003          2004
                                                    ----------     -----------
                                                                   (unaudited)
                                                           (in thousands)
Long lived assets:
Austria.............................................$   24,242     $    23,674
Italy...............................................    22,953          18,763
Germany.............................................       841             754
France..............................................       218             123
United Kingdom/Ireland..............................     3,992           2,093
Japan...............................................     1,625           1,574
Other (Europe)......................................    12,360          13,586
North America.......................................    30,699          30,702
                                                    ----------     -----------
    Total long lived assets.........................$   96,930     $    91,269
                                                    ==========     ===========

As of January 2004, we have started to centralize our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH, Austria operates as distributor and invoices directly to our customers in Austria, Germany, Switzerland and Italy.

Note 9 - Senior Notes

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The Notes are listed on the Luxembourg Stock Exchange.

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million ($87.6 million) of which (euro)3.5 million ($4.4 million) represents the redemption premium. As of March 31, 2004, we expensed the remaining capitalized debt issuance cost relating to the 10.75% senior notes of $3.2 million to expense. In addition, the Company used a portion of the remaining proceeds to repay $23.7 million of other outstanding debt. As of December 31, 2003,
(euro)25.1 million ($31.8 million) short-term loans have been reclassified to long-term debt due to the Company's intention to refinance them by senior notes. The remainder of the proceeds will be used for working capital and general corporate purposes.

In June 2004, the Company repurchased (euro)5.5 million (approximately $6.7 million) of the 8.5% senior notes issued in January 2004, which mature in total in 2014. The cash outflow was (euro)5.0 million (approximately $6.0 million). The Company has included the (euro)0.5 million (approximately $0.7 million) gain on the repurchase in other comprehensive income until such time as the Company either resells the senior notes or decides to retire the senior notes. At such time the Company will reclassify the gain from other comprehensive income to the statement of operations.

Note 10 - Product Warranties

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of June 30, 2004, accruals for warranties consist of the following (in thousands):


Balance as of January 1st, 2004              $     3,103
Current year provision                             1,728
Settlements made during the period                  (980)
Translation adjustment                              (122)
                                              -----------
Balance as of June 30th, 2004                $     3,730
                                              ===========

Note 11 - Restructuring Costs

In the six months ended June 30, 2004 we recorded restructuring costs of $1.3 million consisting of dismissal and transfer costs in connection with the closing of our plant in Mullingar, Ireland and our plant in Tallinn, Estonia. An accrual of $4.7 million was used to pay termination benefits and excess rent. We expect to largely complete implementing the restructuring program during 2004, with the benefits also beginning to impact our results of operations in 2004. We expect annual cost savings as a result of the program to be realized beginning in 2005/2006.

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2004, restructuring costs and accruals for restructuring costs consist of the following:



                                                       Employee        Excess rent   Other related          Total
                                                      termination                    restructuring      restructuring
                                                       benefits                         program           charges and
                                                                                         costs           other related
                                                                                                         restructuring
                                                                                                         program costs
                                                    --------------    ------------- --------------    --------------------
(in thousands)
US facility consolidation .........................   $     --        $     --       $     --            $     --
Ireland facility closure ..........................         --              --            983                 983
Estonia closure ...................................         --              --            269                 269
                                                       -----------     -----------    ----------          -----------
                                                            --              --          1,252               1,252
Identified restructuring and
future related program costs                                --              --          1,216               1,216
                                                       -----------     -----------    ----------          -----------
   Total restructuring costs ......................   $     --        $     --       $  2,468            $  2,468
                                                       ===========     ===========    ==========          ===========
Accrual for restructuring costs
Balance as of January 1st, 2004 ...................   $  4,420        $    380       $     --            $  4,800
Paid/incurred .....................................     (4,502)           (240)            --              (4,742)
Translation adjustment ............................         82              --             --                  82
                                                       -----------     -----------    ----------          -----------
Balance as of June 30th, 2004 .....................   $      0        $    140       $     --            $    140
                                                       -----------     -----------    ----------          -----------


We intend to sell our properties in Mullingar, Ireland and Tallinn, Estonia as well as a warehouse in Italy and have therefore reclassified $2.6 million and $5.8 million, as of December 31, 2003 and June 30, 2004, respectively of fixed assets to current assets.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview:

We are a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment) - which are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first six months of any calendar year, we typically generate more than 50% of our Racquet Sports and Diving product revenues, but only 10 to 15% of our Winter Sports revenues. Thus, we typically generate only some 35% of our total year gross profit in the first six months of the year, but we incur some 50% of fixed general and administration and marketing expenses in this period.

The 2003/2004 winter season had a good start in Europe and in North America with good snow conditions in all major areas. Japan was still slow, suffering from the continuing difficult economic environment and a very late arrival of the snow. Later in the season North America and part of Europe had substantial "bad" weather (not conducive to good snow conditions) which resulted in a decrease in sales volumes.

While the worldwide market in tennis has shown a decline during the last ten years measured in volumes. In 2004, it has shown some recovery. The introduction of the Head Liquidmetal racquet in August 2003 resulted in increased sales starting in the third quarter of 2003, primarily in the United States and Japan, and strengthened our market share. The market for tennis balls is generally showing some recovery as well. In the United States sales volumes of both tennis racquets and tennis balls increased while sales volumes in Japan remained static. Based on current indications, for the full year we expect global sales volumes of racquets and balls to show a slight increase over 2003.

The overall market for diving equipment is perceived to be flat in USA and declining in Europe and Japan due to fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment. A significant growth potential has been identified in Southeast Asia and South America on which we have a growing focus though dedicated area managers and marketing actions. In addition to this geographic focus, our strategy is to improve product availability and customer satisfaction.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Results of Operations for the Three Months and Six Months Ended June 30, 2004 and 2003


The following table sets forth certain consolidated statements of operations data (in thousands):

                                                          For the Three Months       For the Six Months
                                                             Ended June 30,            Ended June 30,
                                                     --------------------------- --------------------------
                                                          2003          2004         2003          2004
                                                     -------------- ------------ ------------- ------------
                                                       (unaudited)  (unaudited)   (unaudited)   (unaudited)
REVENUES
Total revenues ...................................   $  79,185     $  83,201     $ 152,785     $ 177,600
Cost of sales ....................................      50,458        50,234        97,306       108,086
                                                      ---------     ---------     ---------     ---------
   Gross profit ..................................      28,727        32,967        55,479        69,515
                                                      =========     =========     =========     =========
   Gross margin ..................................        36.3%         39.6%         36.3%         39.1%
Selling and marketing expense ....................      28,368        28,379        54,655        58,460
General and administrative expense (excl. non-cash       9,340        10,197        17,998        20,902
   compensation expense)
Non-cash compensation expense ....................         164           139           327           277
Restructuring costs ..............................         (45)          981           485         1,252
                                                     ----------     ---------     ---------    ----------
   Operating loss ................................      (9,099)       (6,728)      (17,987)      (11,377)
                                                     ==========     =========     =========     =========
Interest expense .................................      (3,415)       (4,362)       (6,797)      (17,233)
Interest income ..................................         295           566           558           970
Foreign exchange gain ............................         316           387           313           466
                                                     ----------     ---------     ---------    ----------
Other income (expense), net ......................         (44)           39           (18)           33
   Loss from operations before income taxes ......     (11,948)      (10,097)      (23,931)      (27,140)
Income tax benefit (expense) .....................       3,015       (20,638)        5,144       (17,990)
                                                     ----------     ---------     ---------    ----------
   Net loss ......................................   $  (8,934)    $ (30,735)    $ (18,787)    $ (45,129)
                                                      =========     =========     =========     =========


Total Revenues. For the three months ended June 30, 2004, total revenues increased by $4.0 million, or 5.1%, to $83.2 million from $79.2 million in the comparable 2003 period. For the six months ended June 30, 2004, total revenues increased by $24.8 million, or 16.2%, to $177.6 million from $152.8 million in the comparable 2003 period. This increase was due to improved sales volumes and prices in all of our product lines and the strengthening of the euro against the U.S. dollar.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


                                                    For the Three Months             For the Six Months Ended
                                                       Ended June 30,                       June 30,
                                                     2003          2004                2003             2004
                                             ----------------- ---------------    ---------------- ---------------
                                                  (unaudited)   (unaudited)         (unaudited)      (unaudited)
                                                      (in thousands)                        (in thousands)
Product category:
Winter Sports ............................   $       5,956     $  7,321               $  22,407        $  29,402
Racquet Sports ...........................          44,688       46,902                  87,112           96,415
Diving ...................................          26,091       25,967                  38,535           45,881
Licensing ................................           2,450        3,011                   4,731            5,902
                                              ------------      -------                --------         --------
Total Revenues ...........................   $      79,185     $ 83,201               $ 152,785        $ 177,600



Winter Sports revenues for the three months ended June 30, 2004 increased by $1.4 million, or 22.9%, to $7.3 million from $6.0 million in the comparable 2003 period. For the six months ended June 30, 2004, Winter Sports revenues increased by $7.0 million, or 31.2%, to $29.4 million from $22.4 million in the comparable 2003 period. This increase was due to the strengthening of the euro against the U.S. dollar, higher sales volumes and better prices for bindings and a better product mix for skis and ski boots.

Racquet Sports revenues for the three months ended June 30, 2004 increased by $2.2 million, or 5.0%, to $46.9 million from $44.7 million in the comparable 2003 period. For the six months ended June 30, 2004, Racquet Sports revenues increased by $9.3 million, or 10.7%, to $96.4 million from $87.1 million in the comparable 2003 period. This mainly resulted from improved sales prices in tennis racquets, higher sales volumes in balls and the strengthening of the euro against the U.S. dollar.

Diving revenues for the three months ended June 30, 2004 decreased by $0.1 million, or 0.5%, to $26.0 million from $26.1 million in the comparable 2003 period. This decrease resulted mainly from earlier shipments during the three months ended March 31, 2004 with a reversal effect during the three months ended June 30, 2004. For the six months ended June 30, 2004, Diving product revenues increased by $7.3 million, or 19.1%, to $45.9 million from $38.5 million in the comparable 2003 period. This results mainly from increased sales volumes due to better product availability and the strengthening of the euro against the U.S. dollar.

Licensing revenues for the three months ended June 30, 2004 increased by $0.6 million, or 22.9%, to $3.0 million from $2.5 million in the comparable 2003 period. For the six months ended June 30, 2004, licensing revenues increased by $1.2 million, or 24.8%, to $5.9 million from $4.7 million in the comparable 2003 period due to increased revenues from existing contracts and from new licensing agreements as well as timing differences.

Gross Profit. For the three months ended June 30, 2004, gross profit increased by $4.2 million, or 14.8%, to $33.0 million from $28.7 million in the comparable 2003 period. Gross margin increased to 39.6% in this period from 36.3% in the comparable 2003 period. For the six months ended June 30, 2004, gross profit increased by $14.0 million, or 25.3%, to $69.5 million from $55.5 million in the comparable 2003 period. Gross margin increased to 39.1% in this period from 36.3% in the comparable 2003 period due to improved operating performance and product mix sales.

Selling and Marketing Expenses. For the three months ended June 30, 2004, selling and marketing expenses remained stable at $28.4 million compared to the comparable 2003 period. For the six months ended June 30, 2004, selling and marketing expenses increased by $3.8 million, or 7.0%, to $58.5 million from $54.7 million in the

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
comparable 2003 period. The increase was due to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs.

General and Administrative Expenses (excluding non-cash compensation expense). For the three months ended June 30, 2004, general and administrative expenses increased by $0.9 million, or 9.2%, to $10.2 million from $9.3 million in the comparable 2003 period. For the six months ended June 30, 2004, general and administrative expenses increased by $2.9 million, or 16.1%, to $20.9 million from $18.0 million in the comparable 2003 period. The increase was mainly due to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs and increased administrative costs.

Non-Cash Compensation Expense. We also recorded a non-cash compensation expense of $0.1 million and $0.2 million for the three months ended June 30, 2004 and 2003, respectively, and $0.3 million and $0.3 million for the six months ended June 30, 2004 and 2003, respectively, due to the grant of stock options under our stock option plans of 1998 and 2001 and the resulting amortization expense.

Restructuring Costs. In addition, in the six months ended June 30, 2004 we recorded restructuring costs of $1.3 million consisting of dismissal and transfer costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia. In comparison, in the six months ended June 30, 2003 we incurred restructuring costs of $0.5 million consisting of severance payments, stay bonuses and excess rent due to the movement of our US winter sports organization to our US headquarters (see Note
11).

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended June 30, 2004 decreased by $2.4 million to $6.7 million from $9.1 million in the comparable 2003 period. For the six months ended June 30, 2004, operating loss decreased by $6.6 million to $11.4 million from $18.0 million in the comparable 2003 period.

Interest Expense. For the three months ended June 30, 2004, interest expense increased by $0.9 million, or 27.7%, to $4.4 million from $3.4 million in the comparable 2003 period. This increase is due to higher interest expenses (denominated in euro) on our newly issued 8.5% senior notes, further adversely impacted by the strength of the euro against the U.S. dollar, partially offset by reduced interest expense of short-term borrowings. For the six months ended June 30, 2004, interest expense increased by $10.4 million, or 153.5%, to $17.2 million from $6.8 million in the comparable 2003 period. This increase was mainly due to the following: write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid with proceeds from our new 8.5% senior notes in January 2004; the premium of $4.4 million for the early redemption of the 10,75% senior notes; the higher interest expenses due to higher debt of the group. The strength of the euro against the U.S. dollar further impacted these predominantly in euro denominated expenses.

Interest Income. For the three months ended June 30, 2004, interest income increased by $0.3 million, or 92.3%, to $0.6 million from $0.3 million in the comparable 2003 period. For the six months ended June 30, 2004, interest income increased by $0.4 million, or 73.8%, to $1.0 million from $0.6 million in the comparable 2003 period. This increase was due to higher cash on hand as well as due to the strengthening of the euro against the U.S. dollar.

Foreign Exchange Gain. For the three months ended June 30, 2004, we had a foreign currency exchange gain of $0.4 million, compared to a gain of $0.3 million in the comparable 2003 period. For the six months ended June 30, 2004, the foreign currency exchange gain was $0.5 million compared to a gain of $0.3 million in the comparable 2003 period.

Other Income (Expense), net. For the three months and six months ended June 30, 2004, other income (expense), net remained stable compared to the comparable 2003 period.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
Income Tax Benefit (Expense). For the three months ended June 30, 2004, income tax expense was $20.6 million compared to income tax benefit of $3.0 million in the comparable 2003 period. For the six months ended June 30, 2004, income tax expense was $18.0 million compared to income tax benefit of $5.1 million for the comparable 2003 period. This increase in income tax expense is mainly due to a reduction in Austrian tax rate which led to a decrease in deferred tax asset resulting from tax losses carried forward of $24.9 million (see Note 6), partially offset by an increase of deferred tax assets due to a higher loss before income taxes.

Net Loss. As a result of the foregoing factors, for the three months ended June 30, 2004, we had a net loss of $30.7 million compared to a net loss of $8.9 million in the comparable 2003 period. For the six months ended June 30, 2004, the net loss increased to $45.1 million from $18.8 million in the comparable 2003 period.

Liquidity and Capital Resources:

For the six months ended June 30, 2004, cash generated from operating activities decreased by $3.1 million, or 29.0%, to $7.5 million from $10.6 million in the comparable 2003 period. This was mainly due to lower cash generated from income effected by payments in connection with our restructuring programs and higher working capital requirements resulting from an increase in inventories, partially offset by a reduction of accounts receivable and. The cash flows from operating activities were used to purchase property, plant and equipment of $10.1 million and to repurchase (euro)5.5 million of the 8.5% senior notes issued in January 2004 which led to a cash outflow of $6.0 million (see Note 9).

We increased our cash position by the net proceeds from our newly issued 8.5% senior notes due 2014. We also used part of the proceeds to pay back the outstanding principal and interest, and a redemption premium, on our former 10.75% senior notes due 2006, certain other long-term debts, and $30.6 million short-term borrowings.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   HEAD N.V.


Date:    August 12, 2004                 By:  /s/ JOHAN ELIASCH
                                              ---------------------

                                   Title:   Chairman and Chief Executive Officer